Exhibit 99.1

Rectitude Secures Initial Sales Contracts for Innovative New Energy Solutions, Entering the Multi-Billion-Dollar Green Energy Market in Southeast Asia

SINGAPORE, Dec 23, 2024 –Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced that it has secured its first sales contracts for its new product, the All-in-One Intelligence Micro-grid System (“AIMS”). These contracts are expected to generate approximately USD 1 million in revenue. With the launch of AIMS and Rectitude’s expansion into Thailand, the Company is well-positioned to further growth across Southeast Asia.

The achievement follows Rectitude’s recent announcement of a strategic supply relationship with Nanjing Starship Intelligent Storage Technology Co. to deliver innovative new energy solutions in Southeast Asia. The successful sale of AIMS and entering a new country represent a key step in the Company’s strategy to penetrate a forecasted multi-billion-dollar Southeast Asian new energy solutions market and further strengthen Rectitude’s strategic expansion across the region.

“We have been actively executing our strategy to enter the green energy market by offering our all-in-one energy storage solution, targeting industries such as construction, mining, and rural electrification,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “The initial sale of our AIMS product underscores our ability to deliver high-value, adaptable energy storage solutions while driving revenue growth and increasing profit margins, showcasing our success in penetrating new markets and rapidly expanding our presence and product offerings.

The AIMS is designed to provide scalable, flexible, and integrated energy storage and management solutions tailored to the specific needs of diverse industries. With a focus on innovation and sustainability, Rectitude continues to strengthen its position as a leading provider of safety equipment, related industrial products, and energy solutions in Southeast Asia.

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global